Filed Pursuant to Rule 433
Registration No. 333-159467
Issuer Free Writing Prospectus
Dated July 28, 2009

 In connection with the transferable subscription rights offering that commenced on July 13, 2009, USA Technologies, Inc. is filing the following press release as a free writing prospectus:

News Release

For Immediate Release

USA Technologies Contact:	Investor Relations Contact:
George Jensen, Chairman & CEO	Marlon Nurse, Vice President
Stephen P. Herbert, President & COO	Porter, LeVay & Rose
e-mail: sherbert@usatech.com	Phone: (212) 564-4700

USA Technologies Expands ‘Quick Start’ Program

2,800 + ePorts Ordered Under Program in First Few Weeks

Malvern PA - July 28, 2009. USA Technologies, Inc. (NASDAQ: USAT), announced today the expansion of the Quick Start Program, designed to enable customers to purchase ePort® hardware and back-end services with no money down. The program has been exceptionally well received, resulting in orders by one customer for approximately 2,800 devices, representing approximately $2 million in revenue over a three-year contract period, in the first few-weeks alone. The foregoing revenue estimate reflects hardware revenues, activation fees, and monthly service fees anticipated to be received by the company, but does not reflect interest or transaction processing fees. Devices are slated to be installed in locations nationwide.

The Quick Start Program allows USA Technologies’ customers to rapidly deploy the ePort cashless payment solution in the vending, kiosk, laundry and other unattended retail industries without tapping into capital dollars. Under the program, customers pay a monthly fee which combines the cost of the ePort device and the ePort Connect® suite of turnkey, PCI-compliant card processing, communications, reporting and data services.

“Consumers continue to demand the ability to use credit and debit cards for every day purchases like vending. This demand, combined with the ability to increase revenues and increase prices with little to no decline in transaction volume that card acceptance provides our customers, makes implementing the ePort cashless payment solution increasingly more necessary for our customers,” says Stephen P. Herbert, President, USA Technologies. “Now that we have eliminated the upfront financial hurdle with the Quick Start Program, our customers should move quickly to ramp up cashless acceptance in their machines.”

 The Program is an initiative that will help lower the capital cost and expense of getting started, while allowing USA Technologies’ customers to benefit from their technology and give them the ability to compete immediately in the cashless marketplace.

Participants in the Quick Start Program also have access to the Business Planning Deployment process designed to identify the likelihood of success in locations throughout the customers’ operation using data gleaned from the company’s base of over 50,000 devices connected to the company’s network.

“USA Technologies is firmly focused on empowering our customers to succeed. Cash-based businesses are quickly realizing the limitations of cash and coin payments and are looking for ways to increase sales and/or increase prices—both in new and existing locations. The ePort Cashless Payment System is a turn-key comprehensive program that does just that,” concludes Mr. Herbert. “The System combines best-in-class hardware with a full suite of transaction processing, online reporting and customer services. Couple that with our Business Planning Deployment program which guides customers in making smart decisions about where to implement cashless using USAT’s extensive market intelligence. The Quick Start Program eliminates the up front financial hurdle—all leading to wide-scale adoption of credit and debit card acceptance in small-ticket self service marketing using our ePort solution.”

For more information on the Quick Start program, contact a USA Technologies representative at 800-633-0340.

About USA Technologies:
USA Technologies is a leader in the networking of wireless non-cash transactions, associated financial/network services and energy management. USA Technologies provides networked credit card and other non-cash systems in the vending, commercial laundry, hospitality and digital imaging industries. The Company has agreements with AT&T, Visa, MasterCard and others.

Statement under the Private Securities Litigation Reform Act:
With the exception of the historical information contained in this release, the matters described herein contain forward-looking statements that involve risk and uncertainties that may individually or mutually impact the matters herein described, including but not limited to, product acceptance, the ability to continually obtained increased orders of its products, the ability to meet installation goals, economic, competitive, governmental impacts, whether pending patents will be granted or defendable, validity of intellectual property and patents, the ability to license patents, the ability to commercialize developmental products, as well as technological and/or other factors.

USA Technologies, Inc.  has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates (No. 333-159467). Before you invest, you should read the prospectus and the prospectus supplement in that registration statement for more complete information about USA Technologies, Inc.  and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the information agent for the subscription rights offering, Mackenzie Partners, Inc., will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free at (800)322-2885 or calling collect at (212)929-5500 or by e-mail at usatrights@mackenziepartners.com.